  Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2020	October 31, 2019	January 31, 2019
Interest, Dividend and Fee Income
Loans	$4,963	$5,072	$4,807
Securities (Note 2)	1,359	1,415	1,314
Deposits with banks	193	195	222
	6,515	6,682	6,343
Interest Expense
Deposits	2,127	2,203	2,079
Subordinated debt	70	71	70
Other liabilities (Note 1)	930	1,044	1,022
	3,127	3,318	3,171
Net Interest Income	3,388	3,364	3,172
Non-Interest Revenue
Securities commissions and fees	252	262	248
Deposit and payment service charges	304	314	291
Trading revenues	141	(21)	93
Lending fees	325	313	277
Card fees	99	107	105
Investment management and custodial fees	456	449	428
Mutual fund revenues	366	359	347
Underwriting and advisory fees	285	221	244
Securities gains, other than trading	64	68	49
Foreign exchange gains, other than trading	47	29	38
Insurance revenue	880	435	1,049
Investments in associates and joint ventures	26	39	29
Other	114	148	147
	3,359	2,723	3,345
Total Revenue	6,747	6,087	6,517
Provision for Credit Losses (Note 3)	349	253	137
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	716	335	926
Non-Interest Expense
Employee compensation	2,128	2,381	2,072
Premises and equipment (Note 1)	757	759	728
Amortization of intangible assets	151	148	133
Travel and business development	121	134	126
Communications	79	72	74
Professional fees	133	165	121
Other	300	328	303
	3,669	3,987	3,557
Income Before Provision for Income Taxes	2,013	1,512	1,897
Provision for income taxes (Note 10)	421	318	387
Net Income attributable to Equity Holders of the Bank	$1,592	$1,194	$1,510
Earnings Per Share (Canadian $) (Note 9)
Basic	$2.38	$1.79	$2.28
Diluted	2.37	1.78	2.28
Dividends per common share	1.06	1.03	1.00

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

34 BMO Financial Group First Quarter Report 2020

  Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2020	October 31, 2019	January 31, 2019
Net Income	$1,592	$1,194	$1,510
Other Comprehensive Income (Loss), net of taxes
Items that may subsequently be reclassified to net income
Net change in unrealized gains on fair value through OCI debt securities
Unrealized gains on fair value through OCI debt securities arising
during the period (1)	110	67	187
Reclassification to earnings of (gains) in the period (2)	(20)	(29)	(14)
	90	38	173
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges arising during the period (3)	210	(36)	757
Reclassification to earnings of losses on derivatives designated as cash flow hedges in the period (4)	24	21	37
	234	(15)	794
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	209	35	(25)
Unrealized gains (losses) on hedges of net foreign operations (5)	(47)	(17)	13
	162	18	(12)
Items that will not be reclassified to net income
(Losses) on remeasurement of pension and other employee future benefit plans (6)	(128)	(169)	(148)
Gains (losses) on remeasurement of own credit risk on financial liabilities designed at fair value (7)	(70)	63	79
Unrealized gains on equity securities measured at fair value through OCI (8)	-	1	-
	(198)	(105)	(69)
Other Comprehensive Income (Loss), net of taxes	288	(64)	886
Total Comprehensive Income attributable to Equity Holders of the Bank	$1,880	$1,130	$2,396

(1)	Net of income tax (provision) of $(38) million, $(23) million, $(61) million for the three months ended.
(2)	Net of income tax provision of $7 million, $11 million, $5 million for the three months ended.
(3)	Net of income tax (provision) recovery of $(76) million, $15 million, $(274) million for the three months ended.
(4)	Net of income tax (recovery) of $(9) million, $(7) million, $(13) million for the three months ended.
(5)	Net of income tax (provision) recovery of $17 million, $6 million, $(5) million for the three months ended.
(6)	Net of income tax recovery of $46 million, $58 million, $54 million for the three months ended.
(7)	Net of income tax (provision) recovery of $25 million, $(23) million, $(29) million for the three months ended.
(8)	Net of income tax (provision) of $nil, $(1) million and $nil for the three months ended.

 The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2020 35

  Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	January 31, 2020	October 31, 2019	January 31, 2019
Assets
Cash and Cash Equivalents	$45,742	$48,803	$40,470
Interest Bearing Deposits with Banks	7,148	7,987	7,609
Securities (Note 2)
Trading	97,646	85,903	101,486
Fair value through profit or loss	13,790	13,704	12,280
Fair value through other comprehensive income	74,101	64,515	66,696
Debt securities at amortized cost	25,045	24,472	7,272
Other	877	844	742
	211,459	189,438	188,476
Securities Borrowed or Purchased Under Resale Agreements	105,543	104,004	100,699
Loans
Residential mortgages	124,441	123,740	120,039
Consumer instalment and other personal	68,629	67,736	63,241
Credit cards	8,763	8,859	8,187
Business and government	230,903	227,609	207,765
	432,736	427,944	399,232
Allowance for credit losses (Note 3)	(2,023)	(1,850)	(1,628)
	430,713	426,094	397,604
Other Assets
Derivative instruments	22,035	22,144	21,633
Customers’ liability under acceptances	24,362	23,593	21,529
Premises and equipment (Note 1)	3,957	2,055	1,971
Goodwill	6,396	6,340	6,388
Intangible assets	2,430	2,424	2,285
Current tax assets	1,705	1,165	1,469
Deferred tax assets	1,562	1,568	1,813
Other	16,668	16,580	14,651
	79,115	75,869	71,739
Total Assets	$879,720	$852,195	$806,597
Liabilities and Equity
Deposits (Note 4)	$582,288	$568,143	$532,199
Other Liabilities
Derivative instruments	23,231	23,598	23,188
Acceptances	24,362	23,593	21,529
Securities sold but not yet purchased	27,562	26,253	30,407
Securities lent or sold under repurchase agreements	100,008	86,656	87,783
Securitization and structured entities’ liabilities	27,037	27,159	23,969
Current tax liabilities	96	55	84
Deferred tax liabilities	61	60	73
Other (Note 1)	35,876	38,607	33,196
	238,233	225,981	220,229
Subordinated Debt (Note 4)	7,023	6,995	6,820
Equity
Preferred shares and other equity instruments (Note 5)	5,348	5,348	4,340
Common shares (Note 5)	12,998	12,971	12,914
Contributed surplus	303	303	308
Retained earnings (Note 1)	29,510	28,725	26,599
Accumulated other comprehensive income	4,017	3,729	3,188
Total Equity	52,176	51,076	47,349
Total Liabilities and Equity	$879,720	$852,195	$806,597

  The accompanying notes are an integral part of these interim consolidated financial statements.

36 BMO Financial Group First Quarter Report 2020

  Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2020	January 31, 2019
Preferred Shares and Other Equity Instruments (Note 5)
Balance at beginning of period	$5,348	$4,340
Balance at End of Period	5,348	4,340
Common Shares (Note 5)
Balance at beginning of period	12,971	12,929
Issued under the Stock Option Plan	27	5
Repurchased for cancellation	-	(20)
Balance at End of Period	12,998	12,914
Contributed Surplus
Balance at beginning of period	303	300
Stock option expense, net of options exercised	-	4
Other	-	4
Balance at End of Period	303	308
Retained Earnings
Balance at beginning of period	28,725	25,850
Impact from adopting IFRS 16 (Note 1)	(59)	na
Net income attributable to equity holders of the bank	1,592	1,510
Dividends on preferred shares and distributions payable on other equity instruments	(70)	(52)
Dividends on common shares	(678)	(639)
Common shares repurchased for cancellation (Note 5)	-	(70)
Balance at End of Period	29,510	26,599
Accumulated Other Comprehensive Income (Loss) on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	26	(315)
Unrealized gains on fair value through OCI debt securities arising during the period	110	187
Reclassification to earnings of (gains) in the period	(20)	(14)
Balance at End of Period	116	(142)
Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges, net of taxes
Balance at beginning of period	513	(1,074)
Gains on derivatives designated as cash flow hedges arising during the period	210	757
Reclassification to earnings of losses on derivatives designated as cash flow hedges in the period	24	37
Balance at End of Period	747	(280)
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	3,703	3,727
Unrealized gains (losses) on translation of net foreign operations	209	(25)
Unrealized gains (losses) on hedges of net foreign operations	(47)	13
Balance at End of Period	3,865	3,715
Accumulated Other Comprehensive Income (Loss) on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	(383)	169
(Losses) on remeasurement of pension and other employee future benefit plans	(128)	(148)
Balance at End of Period	(511)	21
Accumulated Other Comprehensive (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	(130)	(205)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	(70)	79
Balance at End of Period	(200)	(126)
Total Accumulated Other Comprehensive Income	4,017	3,188
Total Equity	$52,176	$47,349

  na - not applicable due to IFRS 16 adoption.

  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2020 37

  Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2020	January 31, 2019
Cash Flows from Operating Activities
Net Income	$1,592	$1,510
Adjustments to determine net cash flows provided by (used in) operating activities
Net (gain) on securities, other than trading	(64)	(49)
Net (increase) in trading securities	(11,247)	(2,008)
Provision for credit losses (Note 3)	349	137
Change in derivative instruments – decrease in derivative asset	1,760	5,354
– (decrease) in derivative liability	(2,095)	(1,637)
Amortization of premises and equipment	199	105
Amortization of other assets	54	53
Amortization of intangible assets	151	133
Net decrease in deferred income tax asset	13	234
Net increase (decrease) in deferred income tax liability	-	(2)
Net (increase) decrease in current income tax asset	(521)	40
Net increase in current income tax liability	39	36
Change in accrued interest – (increase) decrease in interest receivable	125	(106)
– increase (decrease) in interest payable	(13)	51
Changes in other items and accruals, net	(2,635)	(1,771)
Net increase in deposits	14,328	12,408
Net (increase) in loans	(4,014)	(14,376)
Net increase in securities sold but not yet purchased	1,236	1,624
Net increase in securities lent or sold under repurchase agreements	12,817	21,862
Net (increase) in securities borrowed or purchased under resale agreements	(1,098)	(16,152)
Net (decrease) in securitization and structured entities’ liabilities	(160)	(1,070)
Net Cash Provided by Operating Activities	10,816	6,376
Cash Flows from Financing Activities
Net (decrease) in liabilities of subsidiaries	(2,725)	(2,692)
Proceeds from issuance of covered bonds	-	1,878
Redemption of covered bonds	(2,201)	(2,254)
Proceeds from issuance of common shares (Note 5)	25	4
Common shares repurchased for cancellation (Note 5)	-	(90)
Cash dividends and distributions paid	(710)	(657)
Repayment of lease liabilities	(82)	-
Net Cash (Used in) Financing Activities	(5,693)	(3,811)
Cash Flows from Investing Activities
Net decrease in interest bearing deposits with banks	880	676
Purchases of securities, other than trading	(19,076)	(15,470)
Maturities of securities, other than trading	3,993	4,235
Proceeds from sales of securities, other than trading	5,967	6,560
Premises and equipment – net (purchases)	(104)	(91)
Purchased and developed software – net (purchases)	(151)	(145)
Net Cash (Used in) Investing Activities	(8,491)	(4,235)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	307	(2)
Net (decrease) in Cash and Cash Equivalents	(3,061)	(1,672)
Cash and Cash Equivalents at Beginning of Period	48,803	42,142
Cash and Cash Equivalents at End of Period	$45,742	$40,470
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Interest paid in the period	$3,137	$3,122
Income taxes paid in the period	$892	$404
Interest received in the period	$6,168	$5,810
Dividends received in the period	$404	$403

The accompanying notes are an integral part of these interim consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current period’s presentation

38 BMO Financial Group First Quarter Report 2020

Notes to Consolidated Financial Statements

January 31, 2020 (Unaudited)

Note 1: Basis of Presentation

Bank of Montreal (“the bank”) is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is at 129 rue Saint Jacques, Montreal, Quebec. Our executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange.

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2019, with the exception of the adoption of IFRS 16 Leases, IFRS Interpretations Committee Interpretation 23 Uncertainty Over Income Tax Treatments (“IFRIC 23”) and Amendments to IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”), as a result of interest rate benchmark reform discussed below. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2019 as set out on pages 142 to 207 of our 2019 Annual Report. We also comply with interpretations of International Financial Reporting Standards (“IFRS”) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (“OSFI”). These interim consolidated financial statements were authorized for issue by the Board of Directors on February 25, 2020.

Changes in Accounting Policy

Leases

Effective November 1, 2019, we adopted IFRS 16 Leases (“IFRS 16”), which provides guidance whereby lessees are required to recognize a liability for the present value of future lease payments and record a corresponding asset on the balance sheet for most leases. There are minimal changes to the accounting from the lessor’s perspective.

The main impact for the bank is recording real estate leases on the balance sheet. Previously most of our real estate leases were classified as operating leases, whereby we recorded the lease expense over the lease term with no asset or liability recorded on the balance sheet other than related leasehold improvements. On adoption, we elected to exclude intangibles from the scope of lease accounting.

We recalculated the right-of-use asset as if we had always applied IFRS 16 for a selection of leases and for the remaining leases, we set the right-of-use asset equal to the lease liability. We will continue to account for low dollar value leases as executory contracts with lease expense recorded over the lease term and no corresponding right-of-use asset or lease liability. In addition, we combined lease and non-lease components (for example maintenance and utilities that have fixed payments) in the calculation of right-of-use assets and lease liabilities when applicable.

On transition, we recognized the cumulative effect of adoption in opening retained earnings as at November 1, 2019 with no changes to prior periods. The impact to the Consolidated Balance Sheet as at November 1, 2019 was an increase in premises and equipment of $1,965 million, an increase in other liabilities of $2,024 million, and a decrease in retained earnings of $80 million ($59 million after tax).

The following table sets out a reconciliation of our operating lease commitments, as disclosed under IAS 17 Leases as at October 31, 2019, which were used to derive the lease liabilities as at November 1, 2019.

(Canadian $ in millions)	November 1, 2019
Operating lease commitment at October 31, 2019 as disclosed in our consolidated financial statements	3,800
Discounted using the incremental borrowing rate at November 1, 2019	(310)
Finance lease liabilities recognized as at October 31, 2019	41
Recognition exemption for low-value asset leases	(13)
Extension and termination options reasonably certain to be exercised	37
Executory costs not included in the lease liability	(166)
Leases signed but not yet started	(1,222)
Lease liabilities recognized at November 1, 2019	2,167

When measuring lease liabilities, we discounted lease payments using our incremental borrowing rate at November 1, 2019. The weighted-average rate applied was 2.52%.

When we enter into new arrangements as a lessee, a right-of-use asset is recognized equal to the lease liability, which is calculated based on the future lease payments discounted at our incremental borrowing rate over the lease term. The lease term is based on the non-cancellable period and includes any options to extend or terminate which we are reasonably certain to exercise.

The right-of-use asset is depreciated on a straight-line basis, based on the shorter of useful life of the underlying asset or the lease term, and is adjusted for impairment losses, if any.

The lease liability accretes interest which is recognized in interest expense, other liabilities, based on the effective interest method over the lease term. The lease liability is remeasured when decisions are made to exercise options under the lease arrangement or when the likelihood of exercising an option within the lease changes.

Amounts relating to leases of low value are expensed when incurred in non-interest expense, premises and equipment.

BMO Financial Group First Quarter Report 2020 39

Uncertainty Over Income Tax Treatment

Effective November 1, 2019, we adopted IFRIC 23. The Interpretation clarifies the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The Interpretation had no impact on our financial results on adoption.

Interbank Offered Rate (“IBOR”) Reform

Effective November 1, 2019, we early adopted the IASB’s Phase 1 amendments to IAS 39 and IFRS 7, which provide hedge accounting relief from the uncertainty arising from IBOR reform during the period prior to replacement of IBORs. These amendments modify certain hedge accounting requirements, allowing us to assume the interest rate benchmark on which the cash flows of the hedged item and the hedging instrument are based are not altered as a result of IBOR reform, allowing hedge accounting to continue. They also provide an exception from the requirement to discontinue hedge accounting if a hedging relationship does not meet the effectiveness requirements as a result of IBOR reform.

Mandatory application of the amendments ends at the earlier of when the uncertainty regarding the timing and amount of interest rate benchmark-based cash flows is no longer present and discontinuation of the hedging relationship.

Under IBOR reform, certain benchmark rates may be subject to discontinuance, changes in methodology, increased volatility or decreased liquidity during the transition from IBORs to alternative rates. Banks will cease rate submissions for the calculation of the London Interbank Offered Rates after December 31, 2021.

In order to manage the transition from IBORs to alternative rates, our enterprise-wide IBOR Transition Office is evaluating potential changes to market infrastructures on our risk framework, models, systems and processes, and reviewing legal documents to ensure the bank is prepared prior to the cessation of IBORs. We will apply judgment with respect to the need for new or revised hedging relationships; however, given market uncertainty, the assessment of the impact on the bank’s hedging relationships and its mitigation plans are in the early stages. The notional amount of the derivatives likely subject to IBOR reform designated as hedging instruments that mature after December 31, 2021 was $85,727 million of USD LIBOR and $1,560 million of other potentially impacted IBORs as at November 1, 2019.

Note 2: Securities

Classification of Securities

The bank’s fair value through profit or loss (“FVTPL”) securities of $13,790 million ($13,704 million as at October 31, 2019) are comprised of $2,411 million mandatorily measured at fair value and $11,379 million investment securities held by insurance subsidiaries designated at fair value ($2,899 million and $10,805 million, respectively, as at October 31, 2019).

Our fair value through other comprehensive income (“FVOCI”) securities totalling $74,101 million ($64,515 million as at October 31, 2019), are net of allowance for credit losses of $2 million ($2 million as at October 31, 2019).

Amortized cost securities totalling $25,045 million ($24,472 million as at October 31, 2019), are net of allowance for credit losses of $1 million ($1 million as at October 31, 2019).

Unrealized Gains and Losses on FVOCI Securities

The following table summarizes the unrealized gains and losses:

(Canadian $ in millions)	January 31, 2020				October 31, 2019
	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	13,430	81	3	13,508	11,876	72	4	11,944
Canadian provincial and municipal governments	5,611	107	-	5,718	5,907	106	1	6,012
U.S. federal government	21,940	768	1	22,707	15,363	617	5	15,975
U.S. states, municipalities and agencies	3,857	92	2	3,947	4,091	74	4	4,161
Other governments	7,043	177	-	7,220	7,179	158	2	7,335
National Housing Act (NHA) mortgage-backed securities (MBS)	1,597	18	1	1,614	1,953	18	1	1,970
U.S. agency MBS and collateralized mortgage obligations (CMO)	13,968	154	40	14,082	11,966	106	42	12,030
Corporate debt	5,108	117	1	5,224	4,899	110	2	5,007
Corporate equity	79	2	-	81	79	2	-	81
Total	72,633	1,516	48	74,101	63,313	1,263	61	64,515

  Unrealized gains (losses) may be offset by related (losses) gains on hedge contracts.

Interest Income on Debt Securities

The following table presents interest income calculated using the effective interest method:

(Canadian $ in millions)	For the three months ended
	January 31, 2020	January 31, 2019
FVOCI - Debt	355	392
Amortized cost	134	40
Total	489	432

40 BMO Financial Group First Quarter Report 2020

Note 3: Loans and Allowance for Credit Losses

Credit Risk Exposure

The following table sets out our credit risk exposure for all loans carried at amortized cost, FVOCI or FVTPL as at January 31, 2020 and October 31, 2019. Stage 1 represents those performing loans carried with up to a 12 month expected credit loss, Stage 2 represents those performing loans carried with a lifetime expected credit loss, and Stage 3 represents those loans with a lifetime credit loss that are credit impaired.

(Canadian $ in millions)	January 31, 2020				October 31, 2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Exceptionally low	-	-	-	-	-	-	-	-
Very low	78,649	218	-	78,867	79,011	242	-	79,253
Low	21,822	2,831	-	24,653	20,853	2,821	-	23,674
Medium	13,810	4,586	-	18,396	13,651	4,578	-	18,229
High	114	384	-	498	124	397	-	521
Not rated	1,492	115	-	1,607	1,531	118	-	1,649
Impaired	-	-	420	420	-	-	414	414
Allowance for credit losses	14	30	17	61	15	32	17	64
Carrying amount	115,873	8,104	403	124,380	115,155	8,124	397	123,676
Loans: Consumer instalment and other personal
Exceptionally low	1,533	30	-	1,563	21,023	25	-	21,048
Very low	25,140	24	-	25,164	16,491	194	-	16,685
Low	20,268	655	-	20,923	9,894	346	-	10,240
Medium	11,074	4,424	-	15,498	10,510	4,264	-	14,774
High	479	1,597	-	2,076	397	1,423	-	1,820
Not rated	2,855	108	-	2,963	2,594	107	-	2,701
Impaired	-	-	442	442	-	-	468	468
Allowance for credit losses	80	328	125	533	82	318	136	536
Carrying amount	61,269	6,510	317	68,096	60,827	6,041	332	67,200
Loans: Credit cards
Exceptionally low	2,274	-	-	2,274	2,418	-	-	2,418
Very low	1,202	14	-	1,216	1,214	16	-	1,230
Low	990	155	-	1,145	970	158	-	1,128
Medium	2,033	899	-	2,932	2,020	876	-	2,896
High	135	447	-	582	140	440	-	580
Not rated	613	1	-	614	606	1	-	607
Impaired	-	-	-	-	-	-	-	-
Allowance for credit losses	44	189	-	233	43	193	-	236
Carrying amount	7,203	1,327	-	8,530	7,325	1,298	-	8,623
Loans: Business and government (1)
Acceptable
Investment grade	135,484	1,051	-	136,535	134,587	1,028	-	135,615
Sub-investment grade	99,569	11,781	-	111,350	96,731	11,553	-	108,284
Watchlist	-	5,420	-	5,420	-	5,556	-	5,556
Impaired	-	-	1,960	1,960	-	-	1,747	1,747
Allowance for credit losses	273	456	467	1,196	263	441	310	1,014
Carrying amount	234,780	17,796	1,493	254,069	231,055	17,696	1,437	250,188
Commitments and financial guarantee contracts
Acceptable
Investment grade	135,495	719	-	136,214	134,920	884	-	135,804
Sub-investment grade	48,733	7,046	-	55,779	45,178	6,435	-	51,613
Watchlist	-	2,117	-	2,117	-	2,133	-	2,133
Impaired	-	-	437	437	-	-	324	324
Allowance for credit losses	119	110	10	239	119	103	22	244
Carrying amount (2)	184,109	9,772	427	194,308	179,979	9,349	302	189,630

(1)	Includes customers’ liability under acceptances.
(2)

Represents the total contractual amounts of undrawn credit facilities and other off-balance sheet exposures, excluding personal lines of credit and credit cards that are unconditionally cancellable at our discretion.

BMO Financial Group First Quarter Report 2020 41

Allowance for Credit Losses (“ACL”)

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level we consider adequate to absorb credit-related losses on our loans and other credit instruments. The allowance for credit losses amounted to $2,262 million at January 31, 2020 ($2,094 million at October 31, 2019) of which $2,023 million ($1,850 million at October 31, 2019) was recorded in loans and $239 million ($244 million at October 31, 2019) was recorded in other liabilities in our Consolidated Balance Sheet.

Significant changes in the gross balances, including originations, maturities and repayments in the normal course of operations, impact the allowance for credit losses.

The following table shows the continuity in the loss allowance by product type. Transfers represent the amount of expected credit loss (“ECL”) that moved between stages during the period, for example, moving from a 12-month (Stage 1) to lifetime (Stage 2) ECL measurement basis. Net remeasurements represent the ECL impact due to stage transfers, changes in economic forecasts and credit quality.

(Canadian $ in millions)	For the three months ended
	January 31, 2020				January 31, 2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at beginning of period	15	33	38	86	20	38	44	102
Transfer to Stage 1	6	(6)	-	-	7	(7)	-	-
Transfer to Stage 2	-	2	(2)	-	-	2	(2)	-
Transfer to Stage 3	-	(1)	1	-	-	(2)	2	-
Net remeasurement of loss allowance	(9)	4	5	-	(8)	9	5	6
Loan originations	2	-	-	2	2	-	-	2
Derecognitions and maturities	-	(1)	-	(1)	-	(1)	-	(1)
Total Provision for Credit Losses (“PCL”) (1)	(1)	(2)	4	1	1	1	5	7
Write-offs (2)	-	-	(3)	(3)	-	-	(4)	(4)
Recoveries of previous write-offs	-	-	2	2	-	-	3	3
Foreign exchange and other	-	-	(14)	(14)	-	-	(3)	(3)
Balance as at end of period	14	31	27	72	21	39	45	105
Loans: Consumer instalment and other personal
Balance as at beginning of period	89	333	136	558	90	326	144	560
Transfer to Stage 1	41	(38)	(3)	-	45	(41)	(4)	-
Transfer to Stage 2	(4)	21	(17)	-	(4)	24	(20)	-
Transfer to Stage 3	(2)	(25)	27	-	(2)	(26)	28	-
Net remeasurement of loss allowance	(44)	62	45	63	(47)	53	23	29
Loan originations	11	-	-	11	13	-	-	13
Derecognitions and maturities	(4)	(10)	-	(14)	(4)	(10)	-	(14)
Total PCL (1)	(2)	10	52	60	1	-	27	28
Write-offs (2)	-	-	(83)	(83)	-	-	(84)	(84)
Recoveries of previous write-offs	-	-	23	23	-	-	54	54
Foreign exchange and other	1	-	(3)	(2)	(1)	-	(6)	(7)
Balance as at end of period	88	343	125	556	90	326	135	551
Loans: Credit cards
Balance as at beginning of period	80	225	-	305	74	219	-	293
Transfer to Stage 1	28	(28)	-	-	26	(26)	-	-
Transfer to Stage 2	(5)	5	-	-	(5)	5	-	-
Transfer to Stage 3	-	(40)	40	-	-	(40)	40	-
Net remeasurement of loss allowance	(25)	64	23	62	(24)	63	13	52
Loan originations	4	-	-	4	5	-	-	5
Derecognitions and maturities	(1)	(6)	-	(7)	(1)	(7)	-	(8)
Total PCL (1)	1	(5)	63	59	1	(5)	53	49
Write-offs (2)	-	-	(88)	(88)	-	-	(76)	(76)
Recoveries of previous write-offs	-	-	26	26	-	-	23	23
Foreign exchange and other	(1)	-	(1)	(2)	-	1	-	1
Balance as at end of period	80	220	-	300	75	215	-	290
Loans: Business and government
Balance as at beginning of period	338	496	311	1,145	298	408	209	915
Transfer to Stage 1	44	(38)	(6)	-	69	(68)	(1)	-
Transfer to Stage 2	(8)	9	(1)	-	(17)	23	(6)	-
Transfer to Stage 3	(1)	(23)	24	-	-	(13)	13	-
Net remeasurement of loss allowance	(61)	94	188	221	(56)	59	36	39
Loan originations	47	-	-	47	60	-	-	60
Derecognitions and maturities	(15)	(25)	-	(40)	(23)	(20)	-	(43)
Total PCL (1)	6	17	205	228	33	(19)	42	56
Write-offs (2)	-	-	(41)	(41)	-	-	(31)	(31)
Recoveries of previous write-offs	-	-	7	7	-	-	9	9
Foreign exchange and other	4	6	(15)	(5)	4	-	(12)	(8)
Balance as at end of period	348	519	467	1,334	335	389	217	941
Total as at end of period	530	1,113	619	2,262	521	969	397	1,887
Comprised of: Loans	411	1,003	609	2,023	392	866	370	1,628
Other credit instruments (3)	119	110	10	239	129	103	27	259

(1)	Excludes PCL on other assets of $1 million for the three months ended January 31, 2020 ($(3) million for the three months ended January 31, 2019).
(2)

Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(3)	Recorded in other liabilities on the Consolidated Balance Sheet.

42 BMO Financial Group First Quarter Report 2020

Loans and allowance for credit losses by geographic region as at January 31, 2020 and October 31, 2019 are as follows:

(Canadian $ in millions)	January 31, 2020				October 31, 2019
	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net Amount	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net Amount
By geographic region (1):
Canada	261,344	219	748	260,377	258,842	207	740	257,895
United States	160,404	390	650	159,364	158,454	256	630	157,568
Other countries	10,988	-	16	10,972	10,648	-	17	10,631
Total	432,736	609	1,414	430,713	427,944	463	1,387	426,094

(1)	Geographic region is based upon country of ultimate risk.
(2)	Excludes allowance for credit losses on impaired loans of $10 million for other credit instruments, which is included in other liabilities ($22 million as at October 31, 2019).
(3)	Excludes allowance for credit losses on performing loans of $229 million for other credit instruments, which is included in other liabilities ($222 million as at October 31, 2019).

Note 4: Deposits and Subordinated Debt

Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date (4)(5)		Total
	January 31, 2020	October 31, 2019	January 31, 2020	October 31, 2019	January 31, 2020	October 31, 2019	January 31, 2020	October 31, 2019	January 31, 2020	October 31, 2019
Deposits by:
Banks (1)	1,876	1,996	1,583	1,530	969	1,017	23,502	19,273	27,930	23,816
Business and government	31,548	29,083	33,663	33,853	86,337	85,022	196,837	195,199	348,385	343,157
Individuals	3,368	3,361	23,768	23,084	96,961	94,304	81,876	80,421	205,973	201,170
Total (2) (3)	36,792	34,440	59,014	58,467	184,267	180,343	302,215	294,893	582,288	568,143
Booked in:
Canada	29,130	27,338	50,678	49,911	93,631	90,630	185,618	181,835	359,057	349,714
United States	6,491	6,043	8,307	8,531	89,418	88,604	85,246	86,368	189,462	189,546
Other countries	1,171	1,059	29	25	1,218	1,109	31,351	26,690	33,769	28,883
Total	36,792	34,440	59,014	58,467	184,267	180,343	302,215	294,893	582,288	568,143

(1)	Includes regulated and central banks.
(2)	Includes structured notes designated at fair value through profit or loss (Note 6).
(3)

As at January 31, 2020 and October 31, 2019, total deposits payable on a fixed date included $29,015 million and $25,438 million, respectively, of federal funds purchased and commercial paper issued and other deposit liabilities. Included in deposits as at January 31, 2020 and October 31, 2019 are $289,039 million and $279,860 million, respectively, of deposits denominated in U.S. dollars, and $33,977 million and $36,680 million, respectively, of deposits denominated in other foreign currencies.

(4)

Includes $280,867 million of deposits, each greater than one hundred thousand dollars, of which $171,224 million were booked in Canada, $78,301 million were booked in the United States and $31,342 million were booked in other countries ($273,657 million, $167,294 million, $79,682 million and $26,681 million, respectively, as at October 31, 2019). Of the $171,224 million of deposits booked in Canada, $76,636 million mature in less than three months, $8,508 million mature in three to six months, $19,849 million mature in six to twelve months and $66,231 million mature after twelve months ($167,294 million, $73,027 million, $4,312 million, $22,814 million and $67,141 million, respectively, as at October 31, 2019).

(5)

Includes $18,876 million of senior unsecured debt as at January 31, 2020 subject to the Bank Recapitalization (Bail-In) regime ($16,248 million as at October 31, 2019). The Bail-In regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares if the bank becomes non-viable.

Subordinated Debt

During the three months ended January 31, 2020, we did not issue or redeem any subordinated debt.

BMO Financial Group First Quarter Report 2020 43

Note 5: Equity

Preferred and Common Shares Outstanding and Other Equity Instruments (1)

(Canadian $ in millions, except as noted)	January 31, 2020		October 31, 2019
	Number of shares	Amount	Number of shares	Amount	Convertible into…
Preferred Shares - Classified as Equity
Class B – Series 25	9,425,607	236	9,425,607	236	Class B - Series 26	(2)
Class B – Series 26	2,174,393	54	2,174,393	54	Class B - Series 25	(2)
Class B – Series 27	20,000,000	500	20,000,000	500	Class B - Series 28	(2)(3)
Class B – Series 29	16,000,000	400	16,000,000	400	Class B - Series 30	(2)(3)
Class B – Series 31	12,000,000	300	12,000,000	300	Class B - Series 32	(2)(3)
Class B – Series 33	8,000,000	200	8,000,000	200	Class B - Series 34	(2)(3)
Class B – Series 35	6,000,000	150	6,000,000	150	Not convertible	(3)
Class B – Series 36	600,000	600	600,000	600	Class B - Series 37	(2)(3)
Class B – Series 38	24,000,000	600	24,000,000	600	Class B - Series 39	(2)(3)
Class B – Series 40	20,000,000	500	20,000,000	500	Class B - Series 41	(2)(3)
Class B – Series 42	16,000,000	400	16,000,000	400	Class B - Series 43	(2)(3)
Class B – Series 44	16,000,000	400	16,000,000	400	Class B - Series 45	(2)(3)
Class B – Series 46	14,000,000	350	14,000,000	350	Class B - Series 47	(2)(3)
Preferred Shares - Classified as Equity		4,690		4,690
Other Equity Instruments (4)		658		658
Common Shares (5) (6)	639,624,567	12,998	639,232,276	12,971
Share Capital and Other Equity Instruments		18,346		18,319

(1)	For additional information refer to Notes 16 and 20 of our annual consolidated financial statements for the year ended October 31, 2019 on pages 177 and 188 of our 2019 Annual Report.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(3)

The shares issued include a non-viability contingent capital provision, which is necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability. In such an event, each preferred share is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the share value of the preferred share issuance (including declared and unpaid dividends on such preferred share issuance) by the conversion price and then times the multiplier.

(4)

The Other Equity Instruments (notes) issued include a non-viability contingent capital provision, which is necessary for the notes to qualify as regulatory capital under Basel III. As such, the notes are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability. In such an event, the notes are convertible into common shares of the bank determined by dividing (a) the product of the Multiplier of 1.25, and the Note Value, by (b) the Conversion Price which is the greater of the Floor price of $5 and the current market price.

(5)	The stock options issued under the Stock Option Plan are convertible into 6,679,032 common shares as at January 31, 2020 (6,108,307 common shares as at October 31, 2019).
(6)

During the three months ended January 31, 2020, we did not issue any common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan and we issued 392,291 common shares under the Stock Option Plan.

Other Equity Instruments

The bank’s US$500 million (Canadian $658 million) 4.800% Additional Tier 1 Capital Notes (NVCC) (“notes”) are classified as equity and form part of our additional Tier 1 non-viability contingent capital. The notes are compound financial instruments that have both equity and liability features. On the date of issuance, we assigned an insignificant value to the liability component of the notes and, as a result, the full amount of proceeds has been classified as equity. Semi-annual distributions on the notes will be recorded as a reduction in retained earnings when payable in May and December. The rights of the holders of our notes are subordinate to the claims of the depositors and certain other creditors but rank above our common and preferred shares.

Common Shares

On February 25, 2020, we announced our intention, subject to the approval of OSFI and the Toronto Stock Exchange, to establish a new normal course issuer bid (“NCIB”) for up to 12 million common shares, commencing on or around June 3, 2020. Once approvals are obtained, the share repurchase program will permit BMO to purchase its common shares for the purpose of cancellation. The NCIB is a regular part of BMO’s capital management strategy. The timing and amount of purchases under the NCIB are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital levels. We will consult with OSFI before making purchases under the bid.

44 BMO Financial Group First Quarter Report 2020

Note 6: Fair Value of Financial Instruments

Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet

Set out in the following table are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values. Refer to Note 17 to our annual consolidated financial statements for the year ended October 31, 2019 on pages 179 to 186 for further discussion on the determination of fair value.

(Canadian $ in millions)		January 31, 2020		October 31, 2019
	Carrying value	Fair value	Carrying value	Fair value
Securities
Amortized cost	25,045	25,256	24,472	24,622
Loans (1)
Residential mortgages	124,380	124,590	123,676	124,093
Consumer instalment and other personal	68,096	68,326	67,200	67,516
Credit cards	8,530	8,530	8,623	8,623
Business and government (2)	226,289	227,208	224,442	225,145
	427,295	428,654	423,941	425,377

Deposits (3)	565,598	566,753	552,314	553,444
Securitization and structured entities’ liabilities	27,037	27,303	27,159	27,342
Subordinated debt	7,023	7,310	6,995	7,223

  This table excludes financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, other assets, acceptances, securities lent or sold under repurchase agreements and other liabilities.

(1)	Carrying value of loans is net of allowance.
(2)	Excludes $3,350 million of loans classified as FVTPL and $92 million of loans classified as FVOCI as at January 31, 2020, respectively ($2,156 million and $22 million as at October 31, 2019).
(3)	Excludes $16,690 million of structured note liabilities designated at FVTPL and accounted for at fair value ($15,829 million as at October 31, 2019).

Fair Value Hierarchy

We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of observable market inputs to the extent possible.

Our Level 2 trading and FVOCI securities are primarily valued using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

BMO Financial Group First Quarter Report 2020 45

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and models without observable market information as inputs (Level 3) in the valuation of securities, business and government loans classified as FVTPL, fair value liabilities, derivative assets and derivative liabilities is presented in the following tables:

(Canadian $ in millions)	January 31, 2020				October 31, 2019
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	5,868	1,587	-	7,455	6,959	1,371	-	8,330
Canadian provincial and municipal governments	2,759	4,496	-	7,255	3,871	3,656	-	7,527
U.S. federal government	11,429	1,335	-	12,764	8,001	762	-	8,763
U.S. states, municipalities and agencies	31	331	-	362	48	626	-	674
Other governments	870	334	-	1,204	888	697	-	1,585
NHA MBS, U.S. agency MBS and CMO	-	12,717	540	13,257	14	10,494	538	11,046
Corporate debt	2,740	4,970	5	7,715	2,620	5,091	7	7,718
Trading loans	-	55	-	55	-	103	-	103
Corporate equity	47,577	2	-	47,579	40,155	2	-	40,157
	71,274	25,827	545	97,646	62,556	22,802	545	85,903
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	535	116	-	651	410	107	-	517
Canadian provincial and municipal governments	123	1,188	-	1,311	364	915	-	1,279
U.S. federal government	-	51	-	51	-	48	-	48
Other governments	-	74	-	74	-	49	-	49
NHA MBS, U.S. agency MBS and CMO	-	4	-	4	-	5	-	5
Corporate debt	89	8,007	-	8,096	146	8,071	-	8,217
Corporate equity	1,686	6	1,911	3,603	1,536	69	1,984	3,589
	2,433	9,446	1,911	13,790	2,456	9,264	1,984	13,704
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	11,905	1,603	-	13,508	11,168	776	-	11,944
Canadian provincial and municipal governments	3,470	2,248	-	5,718	3,798	2,214	-	6,012
U.S. federal government	20,213	2,494	-	22,707	15,068	907	-	15,975
U.S. states, municipalities and agencies	32	3,914	1	3,947	1	4,159	1	4,161
Other governments	3,007	4,213	-	7,220	4,396	2,939	-	7,335
NHA MBS, U.S. agency MBS and CMO	-	15,696	-	15,696	-	14,000	-	14,000
Corporate debt	2,386	2,838	-	5,224	2,205	2,802	-	5,007
Corporate equity	-	-	81	81	-	-	81	81
	41,013	33,006	82	74,101	36,636	27,797	82	64,515
Business and government loans	-	1,881	1,561	3,442	-	442	1,736	2,178
Fair Value Liabilities
Securities sold but not yet purchased	20,428	7,134	-	27,562	22,393	3,860	-	26,253
Structured note liabilities and other note liabilities (1)	-	16,690	-	16,690	-	15,829	-	15,829
Annuity liabilities (2)	-	1,117	-	1,117	-	1,043	-	1,043
	20,428	24,941	-	45,369	22,393	20,732	-	43,125
Derivative Assets
Interest rate contracts	48	10,410	-	10,458	14	10,443	-	10,457
Foreign exchange contracts	4	8,581	-	8,585	7	9,262	-	9,269
Commodity contracts	236	912	-	1,148	329	817	-	1,146
Equity contracts	333	1,510	-	1,843	226	997	-	1,223
Credit default swaps	-	1	-	1	-	49	-	49
	621	21,414	-	22,035	576	21,568	-	22,144
Derivative Liabilities
Interest rate contracts	36	7,830	-	7,866	11	7,943	-	7,954
Foreign exchange contracts	15	9,752	-	9,767	20	10,843	-	10,863
Commodity contracts	232	2,075	-	2,307	218	1,462	-	1,680
Equity contracts	-	3,274	-	3,274	103	2,896	-	2,999
Credit default swaps	-	16	1	17	-	101	1	102
	283	22,947	1	23,231	352	23,245	1	23,598

(1)	These structured note liabilities and other note liabilities included in deposits have been designated at FVTPL.
(2)	These investment contract liabilities in our insurance business have been designated at FVTPL.

46 BMO Financial Group First Quarter Report 2020

Significant Transfers

Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changes in market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the three months ended January 31, 2020.

During the three months ended January 31, 2020, $1,825 million of trading securities, $329 million of FVTPL securities, $3,259 million of FVOCI securities and $2,734 million of securities sold but not yet purchased ($1,704 million of trading securities, $323 million of FVTPL securities, $607 million of FVOCI securities and $1,803 million of securities sold but not yet purchased, for the three months ended January 31, 2019) were transferred from Level 1 to Level 2 due to reduced observability of the inputs used to value these securities. During the three months ended January 31, 2020, $667 million of trading securities, $61 million of FVTPL securities, $729 million of FVOCI securities and $70 million of securities sold but not yet purchased ($659 million of trading securities, $104 million of FVTPL securities, $1,111 million of FVOCI securities and $437 million of securities sold but not yet purchased, for the three months ended January 31, 2019) were transferred from Level 2 to Level 1 due to increased availability of quoted prices in active markets.

During the three months ended January 31, 2020, $74 million ($19 million for the three months ended January 31, 2019) of trading securities were transferred from Level 2 to Level 3 due to changes in the market observability of inputs used in pricing these securities, $128 million ($17 million for the three months ended January 31, 2019) were transferred from Level 3 to Level 2 due to the availability of observable price inputs used to value these securities.

Changes in Level 3 Fair Value Measurements

The table below presents a reconciliation of all changes in Level 3 financial instruments during the three months ended January 31, 2020, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
(Canadian $ in millions) For the three months ended January 31, 2020	Balance October 31, 2019	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at January 31, 2020	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	538	(54)	2	273	(165)	-	74	(128)	540	(37)
Corporate debt	7	-		5	(7)	-	-	-	5	-
Total trading securities	545	(54)	2	278	(172)	-	74	(128)	545	(37)
FVTPL Securities
Corporate equity	1,984	4	8	78	(164)	-	1	-	1,911	14
Total FVTPL securities	1,984	4	8	78	(164)	-	1	-	1,911	14
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	-
Corporate equity	81	-	-	-	-	-	-	-	81	-
Total FVOCI securities	82	-	-	-	-	-	-	-	82	na
Business and government loans	1,736	-	9	80	-	(264)	-	-	1,561	-
Fair Value Liabilities
Securities sold but not yet purchased	-	-	-	-	-	-	-	-	-	-
Total fair value liabilities	-	-	-	-	-	-	-	-	-	-
Derivative Liabilities
Equity contracts	-	-	-	-	-	-	-	-	-	-
Credit default swaps	1	-	-	-	-	-	-	-	1	-
Total derivative liabilities	1	-	-	-	-	-	-	-	1	-

(1)	Foreign exchange translation on trading securities held by foreign subsidiaries is included in other comprehensive income, net foreign operations
(2)	Includes proceeds recovered on securities sold but not yet purchased.
(3)	Changes in unrealized gains (losses) on FVTPL securities still held on January 31, 2020 are included in earnings for the period.

  na – Not applicable

BMO Financial Group First Quarter Report 2020 47

The table below presents a reconciliation of all changes in Level 3 financial instruments during the three months ended January 31, 2019, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
(Canadian $ in millions) For the three months ended January 31, 2019	Balance October 31, 2018	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at January 31, 2019	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	255	(5)	(1)	96	(116)	-	19	(17)	231	(1)
Corporate debt	7	-	-	-	(1)	-	-	-	6	-
Total trading securities	262	(5)	(1)	96	(117)	-	19	(17)	237	(1)
FVTPL Securities
Corporate equity	1,825	14	(4)	123	(172)	-	-	-	1,786	16
Total FVTPL	1,825	14	(4)	123	(172)	-	-	-	1,786	16
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	62	-	-	2	-	-	-	-	64	na
Total FVOCI securities	63	-	-	2	-	-	-	-	65	na
Business and government loans	1,450	7	(4)	1,117	-	(141)	-	-	2,429	-
Fair Value Liabilities
Securities sold but not yet purchased	-	-	-	-	7	-	-	-	7	-
Total fair value liabilities	-	-	-	-	7	-	-	-	7	-
Derivative Liabilities
Equity contracts	1	-	-	-	-	-	-	(1)	-	-
Credit default swaps	1	-	-	-	-	-	-	-	1	-
Total derivative liabilities	2	-	-	-	-	-	-	(1)	1	-

(1)	Foreign exchange translation on trading securities held by foreign subsidiaries is included in other comprehensive income, net foreign operations.
(2)	Includes proceeds recovered on securities sold but not yet purchased.
(3)	Changes in unrealized gains (losses) on FVTPL securities still held on January 31, 2019 are included in earnings for the period.

  na – Not applicable

Note 7: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: is appropriate given our target regulatory capital ratios and internal assessment of required economic capital; underpins our operating groups’ business strategies; supports depositor, investor and regulator confidence, while building long-term shareholder value; and is consistent with our target credit ratings.

As at January 31, 2020, we met OSFI’s target capital ratio requirements, which include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for Domestic Systemically Important Banks (D-SIBs), a Countercyclical Buffer and a 2.0% Domestic Stability Buffer (DSB) applicable to D-SIBs. In December 2019, OSFI set the DSB at 2.25% effective April 30, 2020. Our capital position as at January 31, 2020 is detailed in the Capital Management section of Management’s Discussion and Analysis of the First Quarter 2020 Report to Shareholders.

Note 8: Employee Compensation

Stock Options

During the three months ended January 31, 2020, we granted a total of 976,087 stock options (931,047 stock options during the three months ended January 31, 2019). The weighted-average fair value of options granted during the three months ended January 31, 2020 was $9.46 per option ($10.23 per option for the three months ended January 31, 2019).

To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the three months ended	January 31, 2020	January 31, 2019
Expected dividend yield	4.3%	5.7%
Expected share price volatility	15.4%	20.0% - 20.1%
Risk-free rate of return	1.9% - 2.0%	2.5%
Expected period until exercise (in years)	6.5 - 7.0	6.5 - 7.0
Exercise price ($)	101.47	89.90

  Changes to the input assumptions can result in different fair value estimates.

48 BMO Financial Group First Quarter Report 2020

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	January 31, 2020	January 31, 2019	January 31, 2020	January 31, 2019
Current service cost	62	48	3	2
Net interest (income) expense on net defined benefit (asset) liability	-	(5)	8	10
Past service cost (income)	-	(5)	-	-
Administrative expenses	1	1	-	-
Benefits expense	63	39	11	12
Canada and Quebec pension plan expense	24	21	-	-
Defined contribution expense	61	54	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	148	114	11	12

Note 9: Earnings Per Share

Basic earnings per share is calculated by dividing net income attributable to equity holders of the bank, after deducting dividends on preferred shares and distributions payable on other equity instruments, by the daily average number of fully paid common shares outstanding throughout the period.

Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.

The following tables present our basic and diluted earnings per share:

Basic Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2020	January 31, 2019
Net income attributable to equity holders of the bank	1,592	1,510
Dividends on preferred shares and distributions payable on other equity instruments	(70)	(52)
Net income available to common shareholders	1,522	1,458
Weighted-average number of common shares outstanding (in thousands)	639,448	638,927
Basic earnings per share (Canadian $)	2.38	2.28
Diluted Earnings Per Common Share
Net income available to common shareholders adjusted for impact of dilutive instruments	1,522	1,458
Weighted-average number of common shares outstanding (in thousands)	639,448	638,927
Effect of dilutive instruments
Stock options potentially exercisable (1)	5,150	4,704
Common shares potentially repurchased	(3,803)	(3,218)
Weighted-average number of diluted common shares outstanding (in thousands)	640,795	640,413
Diluted earnings per share (Canadian $)	2.37	2.28

(1)

In computing diluted earnings per share we excluded average stock options outstanding of 1,338,832 with a weighted-average exercise price of $105.01 for the three months ended January 31, 2020 (1,970,886 with a weighted-average exercise price of $100.69 for the three months ended January 31, 2019) as the average share price for the period did not exceed the exercise price.

Note 10: Income Taxes

In prior fiscal years, the Canada Revenue Agency (CRA) reassessed us for additional taxes and interest in an amount of approximately $611 million in respect of certain 2011-2014 Canadian corporate dividends. In its reassessments, the CRA denied dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement”. The tax rules raised by the CRA in the reassessments were prospectively addressed in the 2015 and 2018 Canadian Federal Budgets. In the future, we expect to be reassessed for significant income tax for similar activities in 2015 and subsequent years. We remain of the view that our tax filing positions were appropriate and intend to challenge any reassessment.

BMO Financial Group First Quarter Report 2020 49

Note 11: Operating Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (“P&C”) (comprised of Canadian Personal and Commercial Banking (“Canadian P&C”) and U.S. Personal and Commercial Banking (“U.S. P&C”)), BMO Wealth Management and BMO Capital Markets (“BMO CM”), along with a Corporate Services unit.

For additional information refer to Note 25 of the consolidated financial statements for the year ended October 31, 2019 on pages 199 to 202 of the Annual Report.

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended January 31, 2020	Canadian P&C	U.S. P&C	BMO Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income (2)	1,557	1,051	231	696	(147)	3,388
Non-interest revenue	525	305	1,794	673	62	3,359
Total Revenue	2,082	1,356	2,025	1,369	(85)	6,747
Provision for credit losses on impaired loans	138	132	-	53	1	324
Provision for (recovery of) credit losses on performing loans	14	17	3	(3)	(6)	25
Total provision for (recovery of) credit losses	152	149	3	50	(5)	349
Insurance claims, commissions and changes in policy benefit liabilities	-	-	716	-	-	716
Depreciation and amortization	123	140	86	55	-	404
Other non-interest expense	863	621	826	797	158	3,265
Income (loss) before taxes	944	446	394	467	(238)	2,013
Provision for (recovery of) income taxes	244	95	103	111	(132)	421
Reported net income (loss)	700	351	291	356	(106)	1,592
Average Assets	248,997	132,639	44,219	351,330	105,404	882,589

For the three months ended January 31, 2019	Canadian P&C	U.S. P&C	BMO Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income (2)	1,435	1,059	232	560	(114)	3,172
Non-interest revenue	515	279	1,908	577	66	3,345
Total Revenue	1,950	1,338	2,140	1,137	(48)	6,517
Provision for (recovery of) credit losses on impaired loans	114	15	2	1	(5)	127
Provision for (recovery of) credit losses on performing loans	6	(9)	-	14	(1)	10
Provision for (recovery of) credit losses	120	6	2	15	(6)	137
Insurance claims, commissions and changes in policy benefit liabilities	-	-	926	-	-	926
Depreciation and amortization	80	110	67	34	-	291
Other non-interest expense	876	657	829	762	142	3,266
Income (loss) before taxes	874	565	316	326	(184)	1,897
Provision for (recovery of) income taxes	226	121	78	70	(108)	387
Reported net income (loss)	648	444	238	256	(76)	1,510
Average Assets	231,321	119,997	38,744	340,535	89,609	820,206

(1)	Corporate Services includes Technology and Operations.

(2)

Operating groups report on a taxable equivalent basis (“teb”). Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Note 12: Legal Proceedings

The bank and its subsidiaries are party to legal proceedings, including regulatory investigations, in the ordinary course of business. BMO Nesbitt Burns Inc., BMO InvestorLine Inc. and BMO Trust Company are defending a class action claiming various monetary awards up to $419 million for the alleged non-disclosure of foreign exchange conversion spreads when converting foreign currency in registered accounts. At a January 2020 summary judgment motion, an Ontario court indicated it expects to make a liability finding against these subsidiaries. The court’s written decision, including any monetary award, is expected in the second quarter of 2020. The bank will review the decision when received and consider whether to appeal.

While there is inherent difficulty in predicting the ultimate outcome of this or other proceedings, management does not expect the outcome of any of these proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or the results of operations of the bank.

Note 13: Future Acquisition

On January 21, 2020, we entered into an agreement to acquire Clearpool Group Inc. (“Clearpool”), a U.S. based independent agency broker-dealer who provides holistic electronic trading solutions. The acquisition is subject to regulatory approvals and is expected to close in the calendar second quarter of 2020. Upon closing, Clearpool will form part of BMO Capital Markets reporting segment. The impact of this acquisition is not expected to be material to the bank.

50 BMO Financial Group First Quarter Report 2020